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www.foxrothschild.com

February 12, 2019

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Sasha Parikh, Sharon Blume, Dorrie Yale and Suzanne Hayes

Re:	St. Renatus, LLC Amendment No. 1 to Preliminary Offering Statement on Form 1-A Filed December 27, 2018 File No. 024-10920

Ladies and Gentlemen:

This letter is submitted on behalf of St. Renatus, LLC (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended preliminary offering statement filed on December 27, 2018 (“Form 1-A”), as set forth in the Staff’s letter dated February 7, 2019 to Frank Ramirez, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to Form 1-A (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 2.

U.S. Securities and Exchange Commission

February 12, 2019

Form 1-A/A filed December 27, 2018

Unaudited Historical and Pro Forma Financial Statements, page 37

1.

Your introductory paragraph to your pro forma financial statements identifies the financial statements of Renatus for the years ended December 31, 2018 and 2017 as being unaudited. As you have provided the audited financial statements in Annex C of the amended registration statement, please revise this disclosure accordingly.

In addition, please include a discussion that describes the transaction for which pro forma presentation is presented and an explanation of what the pro forma presentation shows. We noted that your current disclosure regarding the equity transactions that will occur as a result of the merger is not reflected in the pro forma financial statements.

RESPONSE: The introductory paragraph to the pro forma financial statements has been revised to address the Staff’s comment above regarding the audited financial statements in Annex C. In addition, the Company has revised its disclosure to include a discussion that describes the transaction for which pro forma presentation is presented and an explanation of what the pro forma presentation shows.

2.

Pro forma presentation should be based on the latest balance sheet included in the filing and pro forma adjustments should be computed assuming the transaction was consummated on the date of the latest balance sheet included in the filing. Pro forma presentation should be based on the latest fiscal year and interim period included in the filing and should not be presented for more than one complete fiscal year. Please revise your pro forma presentation accordingly. Refer to Article 11 of Regulation S-X.

In this regard, please remove:

●	the unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2016; and
●	the unaudited pro forma condensed consolidated Statement of Cash Flows for all periods presented.

In addition, please remove the footnote to your unaudited pro forma financial statements stating "The accompanying notes are an integral part of these consolidated financial statements" from each of the unaudited pro forma condensed consolidated financial statements presented here.

U.S. Securities and Exchange Commission

February 12, 2019

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

3.

Pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved. Alternatively, a narrative description of the effects of the transaction may suffice. In this regard, please include disclosure similar to that provided in bullet point 4 of your response to our comment 2 as applicable.

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

4.

Please provide the St. Renatus interim financial statements for the period ended June 30, 2018 and 2017 as required by Part F/S (a) General Rules and (b) Financial Statements for Tier 1 Offerings of Form 1-A (5) Interim Financial Statements. In this regard, beginning on page 44, we noted the Unaudited Pro Forma Condensed Consolidated financial statements for St. Renatus for the six months ended June 30, 2018 and 2017. However, these financial statements are labeled as "Pro Forma" and are not presented in the proper interim financial statement format. Please remove or revise these financial statements accordingly.

In addition, remove:

●	the results of operations and liquidity and capital resources discussions beginning on page 48 as this information is provided on page 102 and does not need to be repeated; and

●

the presentation of Notes beginning on page 49. If these notes are intended to relate to the St. Renatus interim period ended June 30, 2018 and 2017, please include this disclosure along with the interim period financial statements as requested above.

RESPONSE: The Company has provided the required interim financial statements for the periods ended June 30, 2018 and 2017 in Annex C and removed the requested information in response to the Staff’s comment.

5.	With regards to the financial statements of Apollonia, LLC., please provide us your analysis citing specific accounting literature as to why these financial statements are not required to be provided.

U.S. Securities and Exchange Commission

February 12, 2019

RESPONSE: The Company has determined that none of the conditions specified in Section 8-04(b) of Regulation S-X exceeds 20%. Therefore, the financial statements of Apollonia, LLC are not required.

6.	Please revise the long term debt and total liabilities amounts presented in Part 1 of the Form 1-A to concur with the amounts reported in the Company’s December 31, 2017 audited financial statements.

RESPONSE: The Company has revised its disclosure to address the Staff’s comments.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (612) 607-7330 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brett R. Hanson

Brett R. Hanson

cc:     Frank Ramirez, President and Chief Executive Officer of the Company